BY EDGAR

August 5, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Daniel L Gordon

Re:	CNL Lifestyle Properties, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2014 (“Form 10-K”)
File No. 000-51288

Dear Mr. Gordon:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 22, 2015 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing. For your convenience, we have repeated the numbered comment from the Comment Letter in italicized print, and the Company’s response is provided below the comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Item 8. Financial Statements and Supplementary Data

Note 4 – Real Estate Investment Properties, net

1.	We note that you have updated your estimated net asset value downwards in March 2015. Although we note your disclosures on page 46 that your estimated net asset value is not intended to be related to any analysis of individual asset values performed for financial statement purposes nor to the values at which individual assets may be carried on financial statements under GAAP, there still appears to be correlation and symmetry among the factors that would result in decreases to net asset value and recognition of potential impairment losses. Please clarify whether impairment losses have been recognized on the properties that contributed to the overall decrease in your net asset value. To the extent they haven’t, please explain within your response, the facts and circumstances considered in determining that no impairment was required.

Response: We took into consideration factors that contributed to a decrease in our net asset value and as a result, recorded impairment losses of approximately $68.3 million on certain properties for the year ended December 31, 2014. Of the $68.3 million of impairment losses recorded, $30.4 million related to impairments from continuing operations for an attractions property and unimproved land, and $37.9 million related to impairments from discontinued operations on the marinas properties that had been classified as held for sale, as disclosed in Note 4 – Real Estate Investment Properties, net and Note 5 – Assets Held for Sale, net of Discontinued Operations.

As part of reviewing our properties for impairment, we review our assets on an ongoing basis to determine whether there are any indicators, including property operating performance, general market conditions and significant changes in the manner of use or estimated holding period of our assets or the strategy of our overall business, that would indicate that the value of our assets may be impaired. To assess if a property value is potentially impaired under ASC 360, we compare the estimated current and projected undiscounted operating cash flows of the property over its remaining useful life (or holding period) plus an estimate of residual value (collectively, the “Estimated Cash Flows”), against the net carrying value of the property (“Step 1”). Such cash flow projections consider factors such as estimated lease payments under our triple net leases, estimated future operating income on managed properties, trends and prospects, as well as the effects of demand, competition and other factors. In the event that the Estimated Cash Flows exceeds the carrying value (Step 1), no impairment is recorded. To the extent the undiscounted Estimated Cash Flows do not exceed the net carrying value of each property under Step 1, we then use discounted Estimated Cash Flows (or use estimated sales proceeds less costs to sell) to determine fair value. In the event the carrying value exceeds the discounted Estimated Cash Flows (or estimated sales proceeds less costs to sell), we record an impairment provision to adjust the carrying value of the property to the estimated fair value of the property.

As part of calculating our net asset value as of December 31, 2014, we obtained inputs from our tenants and third party managers to assemble property-level and aggregate valuation analyses of our assets. We used these inputs along with estimated or contractual cash flows due from our tenants under triple net leases to arrive at Estimated Cash Flows and discounted those cash flows based on our holding period assumptions for each property. To the extent we had other information available, including market indications of value, executed purchase contracts and letters of intent from multiple potential buyers with respect to several assets in our portfolio, we used potential sales prices as the basis for determining the net asset value for these properties.

We noted that despite the decline in the aggregated discounted Estimated Cash Flows for the real estate properties in 2014 as compared to 2013, the aggregated 2014 discounted Estimated Cash Flows exceeded the net carrying value of our properties. However, as part of reviewing our properties individually for impairment, during the year ended December 31, 2014, we took the same Estimated Cash Flows for each property used to calculate our net asset value, and compared these Estimated Cash Flows, on an undiscounted basis, against the carrying value of each property (Step 1). The undiscounted Estimated Cash Flows of one attractions property and our undeveloped land did not exceed the net carrying value of these properties so we moved to Step 2 and estimated fair value for these two properties. We used the discounted Estimated Cash Flows for these two properties that were used to arrive at our net asset value as an estimate of fair value and compared the discounted Estimated Cash Flows against the carrying value of these two properties. We determined that the discounted Estimated Cash Flows were less than the net carrying values, so we further reviewed qualitative factors for those properties, including the estimated holding period and declines in operating performance from budgeted performance. We recorded impairment provisions of $30.4 million on these two properties to adjust the carrying value of the properties to their estimated fair values. In addition, we had entered into a plan to sell our Marinas properties and used the estimated sales proceeds from a potential third party buyer as the estimate of fair value of the Marinas properties in the calculation of our net asset value. As part of evaluating our Marinas properties for impairment, we used the same estimated sales proceeds (less costs to sell) and recorded impairment provisions of $33.4 million to adjust the carrying value of the Marinas properties to the estimated net sales proceeds upon the projected sale of these assets.

During the year ended December 31, 2014, we also reviewed factors that led to a decline in the net asset value of our ski properties from the prior year that did not result in impairments to these properties. We determined that even though the discounted Estimated Cash Flows had declined from the prior year based on lower than projected results due to lower levels of snow, particularly relating to our ski properties in the west coast, these Estimated Cash Flows, on an undiscounted basis, were greater than the net carrying value of the properties (Step 1). We also reviewed our outstanding receivables from the tenants related to our ski properties and noted they were current on their rents and therefore, determined no impairments were deemed necessary for these properties for the year ended December 31, 2014.

As requested by the Staff, the Company provides the following representations in connection with responding to the Comment Letter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its annual report on Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned at (407) 650-1032.

Sincerely,

/s/ Tammy J Tipton
Tammy J Tipton
Chief Financial Officer and Treasurer

Cc: Wilson K. Lee